FILED PURSUANT TO GENERAL INSTRUCTION II.L.
                                          OF FORM F-10; FILE NO. 333-130578




This prospectus supplement, together with the short form base shelf prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of these securities and any representations to the contrary is an offence.

PROSPECTUS SUPPLEMENT NO. 2 dated February 16, 2007
(To Short Form Base Shelf Prospectus dated January 5, 2006 (the "Prospectus"))

Secondary Offering



                                  VASOGEN INC.

                            10,000,000 Common Shares

      This prospectus supplement, which allows for the periodic resale of our common shares, has been filed in accordance with the terms of the U.S.$40 million aggregate principal amount of 6.45% senior convertible notes (the "notes") due October 7, 2007 (the "maturity date"), that were issued and sold on a private placement basis by our wholly-owned subsidiary, Vasogen Ireland Limited, on October 7, 2005. As of February 16, 2007, we have approximately U.S.$2.8 million principal amount outstanding under the notes.

      In accordance with the terms of a registration rights agreement dated October 7, 2005, as amended on November 3, 2005 (the "registration rights agreement"), entered into in connection with the notes, this prospectus supplement covers the resale of up to 10,000,000 common shares issuable upon conversion or repayment of the outstanding principal amount of the notes. This prospectus supplement does not cover the resale of common shares issuable upon exercise of the warrants issued in connection with the notes (the "warrant shares"). The resale of warrant shares is covered by the amended and restated short form prospectus, dated August 11, 2006, which was filed with the Ontario Securities Commission, and the U.S. Securities and Exchange Commission (the "SEC") on Form F-10, on August 11, 2006. Pursuant to the terms of the notes, we may elect to repay principal amounts outstanding under the notes through the issuance of common shares. However, because (i) the price of our common shares for the purpose of repayment will fluctuate, (ii) we may elect to repay the notes in cash, and (iii) the conversion price of the notes may be adjusted in certain circumstances, the number of common shares that we issue may be different than the number of common shares being offered by this prospectus supplement. See "Plan of Distribution".

      This prospectus supplement may be used by selling shareholders identified under the section entitled "Selling Shareholders" in connection with the periodic resale of the common shares that may be issuable upon conversion or repayment of the notes (the "registrable common shares") during the period that this prospectus supplement, including any amendments thereto, remains valid. For a description of the notes see "Description of the Notes" in the accompanying Prospectus and in our Annual Information Form dated January 31, 2007 incorporated by reference herein ("Annual Information Form"). For a description of our common shares, see "Capital Structure" in our Annual Information Form. Subject to certain limitations, under the registration rights agreement between the selling shareholders and us, we have agreed to bear substantially all the fees and expenses in connection with the registration and sale of the registrable common shares by the selling shareholders.

      Our common shares are quoted on the NASDAQ Capital Market ("NASDAQ"), under the symbol "VSGN", and on the Toronto Stock Exchange (the "TSX"), under the symbol "VAS". The last reported sale price of Vasogen's common shares on February 15, 2007 was U.S.$0.375 per share and C$0.440 per share on NASDAQ and the TSX, respectively.

      Investing in our common shares involves risks. Please carefully consider the "Risk factors" section beginning on page 6 of this prospectus supplement, as well as those described in (i) the accompanying Prospectus and (ii) our Annual Information Form.

                          -----------------------------

      The selling shareholders may sell all or a portion of the registrable common shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The registrable common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined by reference to the prevailing price of a specified security in a specified market, or at negotiated prices. The registrable common shares may be sold at prices that may vary as between purchasers and during the period of distribution. In addition, the registrable common shares may be offered from time to time through ordinary brokerage transactions on NASDAQ and the TSX. See "Plan of Distribution".

      We will not receive any of the proceeds from the resale of the registrable common shares by any of the selling shareholders.

      All of the selling shareholders are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or reside outside of Canada. Although each of the selling shareholders has appointed Vasogen Inc. at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, as its agent for service of process in the Province of Ontario, it may not be possible for investors to collect from the selling shareholders judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. In the event that the notes are transferred to a transferee who is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, such transferee, as a selling shareholder will be required to appoint Vasogen Inc. at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, or another person based in Ontario, as its agent for service of process in the Province of Ontario.

                     ---------------------------------------

      Under the multijurisdictional disclosure system ("MJDS") adopted by the SEC, we are permitted to prepare this prospectus supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

      Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada (see "Certain Income Tax Considerations" on page 15 herein). Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying Prospectus.

      The ability of an investor to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors and certain of the experts named in this prospectus supplement and the accompanying Prospectus are resident outside of the United States, and all or a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

      NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                                  (Prospectus cover - continued)

                                TABLE OF CONTENTS




ABOUT THIS PROSPECTUS SUPPLEMENT...............................................4


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..............................4


OUR BUSINESS...................................................................6


RISK FACTORS...................................................................6


EXCHANGE RATE INFORMATION......................................................8


USE OF PROCEEDS................................................................8


SELLING SHAREHOLDERS...........................................................9


CAPITALIZATION................................................................11


PLAN OF DISTRIBUTION..........................................................12


CERTAIN INCOME TAX CONSIDERATIONS.............................................15


WHERE YOU CAN FIND MORE INFORMATION...........................................22


DOCUMENTS INCORPORATED BY REFERENCE...........................................22


LIST OF DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION...........23


LEGAL MATTERS.................................................................24


PURCHASERS' STATUTORY RIGHTS..................................................24

                        ABOUT THIS PROSPECTUS SUPPLEMENT

      The purpose of this prospectus supplement is to provide supplemental information regarding Vasogen Inc. and the selling shareholders in connection with the offering. You should read this prospectus supplement, along with the accompanying Prospectus, carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying Prospectus.

      You should rely only on information contained in this prospectus supplement, the accompanying Prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying Prospectus. We have not authorized anyone to provide you with information that is different. The selling shareholders are offering the common shares only in the jurisdictions where such offers are permitted and the common shares are not being offered or sold in any jurisdiction where the offer or sale is not permitted. It should be assumed that the information contained in this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

      This prospectus supplement and the accompanying Prospectus are part of a "shelf" registration statement that we have filed with the SEC. If information in this prospectus supplement is inconsistent with the accompanying Prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying Prospectus, together with the additional information about Vasogen Inc. to which we refer you in the section of this prospectus supplement entitled "Where You Can Find More Information".

      In this prospectus supplement, unless the context otherwise requires, the terms "Vasogen", "we", "us", "our" and the "Company" refer to Vasogen Inc. and its wholly-owned subsidiaries, Vasogen Ireland Limited and Vasogen, Corp. Celacade(TM) is a trademark owned by Vasogen Ireland Limited, and is used with permission by Vasogen Inc.

      In this prospectus supplement, unless stated otherwise, all references to "U.S.$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada. For your convenience, we have converted Canadian dollar amounts into U.S. dollars at the rate of U.S.$0.8507 per C$1.00 (the noon "nominal" exchange rate quoted by the Bank of Canada on February 1, 2007). You should not view such translations as a representation that such Canadian dollar amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rates indicated or at any other rate.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus supplement and the accompanying Prospectus and in certain documents incorporated by reference herein and therein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), our medical device for the treatment of chronic heart failure, plans to fund our current activities, statements concerning our partnering activities and health regulatory discussions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature of the market for Celacade(TM) in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade(TM) and the feasibility of additional clinical trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. The risks include, but are not limited to, those discussed below and other considerations discussed in the "Risk Factors" section of this prospectus supplement and the accompanying Prospectus as well as those discussed in our Annual Information Form that could cause our actual results to differ significantly from those contained in any forward-looking statements and/or forward-looking information.

      Specifically, this prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein contain forward-looking statements regarding:

      o our plans to advance the development of our Celacade(TM) technology for the treatment of chronic heart failure;

      o our intention to seek corporate alliances to support the commercialization of our products, including Celacade(TM);

      o     our intention to raise additional capital to fund our activities;

      o our plan to continue preclinical development of VP025 in models of neuroinflammatory disease; and

      o     our intention to continue the clinical development of VP025.

      Such forward-looking statements and/or forward-looking information involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

      o difficulties and delays we may experience in the analysis of the clinical trial of our Celacade(TM) technology for chronic heart failure;

      o the requirement or election to conduct additional clinical trials to complete the development of Celacade(TM) for chronic heart failure and the uncertainties typically associated with such additional clinical trials;

      o difficulties, delays, or failures in obtaining regulatory approvals to market our products, including Celacade(TM) for chronic heart failure;

      o difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the commercialization of our products, including Celacade(TM) for chronic heart failure;

      o the need for additional capital to sustain our current level of operations given remaining cash resources, and the effect of capital market conditions and other factors, including repayment of the notes;

      o difficulties we may experience in the commercialization of Celacade(TM);

      o difficulties, delays, or failures we may experience in our further preclinical investigation of the impact of VP025 on several models of neuroinflammatory disease;

      o difficulties, delays, or failures we may experience in the conduct of clinical trials for VP025 and the commencement of further clinical trials for VP025;

      o difficulties, delays, or failures in obtaining regulatory approvals for the initiation of clinical trials for our products;

      o     insufficient acceptance of and demand for our products; and

      o difficulties, delays, or failures in obtaining appropriate reimbursement for our products.

      Although we believe that the expectations reflected in the forward-looking statements and/or forward-looking information are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by applicable securities laws, we are under no duty to update any of the forward-looking statements contained in this prospectus supplement or the accompanying Prospectus after the date of this prospectus supplement to conform such forward-looking statements to our actual results.

      As used herein, unless otherwise stated, the terms "quarter" and "year" refer to calendar quarter and fiscal year, respectively. Unless otherwise stated, the information contained herein is as of January 31, 2007. CelacadeTM is a registered or unregistered trademark of Vasogen Ireland Limited, and is used with permission by Vasogen Inc.

                                  OUR BUSINESS

      For a description of our business, see "Description of the Business" in our Annual Information Form which is accessible at http://www.sedar.com. This prospectus supplement and the accompanying Prospectus do not contain all the information about Vasogen Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference and are considered to be a part of this prospectus supplement and the accompanying Prospectus.

Recent Developments

      On February 7, 2007, we announced that we received approval to transfer the listing of our common shares to the NASDAQ Capital Market. Our common shares were transferred from the NASDAQ Global Market to the NASDAQ Capital Market at the opening of business on February 9, 2007. Vasogen's trading symbol on the NASDAQ Capital Market remains `VSGN'.

      In accordance with Marketplace Rule 4310(c)(8)(D), we will be provided an additional 180 calendar day compliance period, or until August 3, 2007, to regain compliance with the NASDAQ Minimum Bid Price Rule (the "Rule"). If, at any time before August 3, 2007, the bid price of our common shares closes at U.S.$1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ will provide written notification that we comply with the Rule. See "Risk Factors-- Risks Relating to This Offering -- We may not regain compliance with NASDAQ's minimum share price requirements."

                                  RISK FACTORS

      Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement, including information incorporated, or deemed to be incorporated, by reference herein, including our consolidated financial statements and related notes, and in the accompanying Prospectus. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

                         Risks Relating to Our Business

Our business entails significant risks. In addition to the usual risks associated with a business, certain significant risk factors are applicable to us.

      For information on risks relating to our business, see "Risk Factors" in the accompanying Prospectus and "Risks Relating to Our Business" in our Annual Information Form which is accessible at http://www.sedar.com.

Risks Relating To This Offering

     We may be unable to meet our obligations under our outstanding notes.

      At February 1, 2007, we had an aggregate principal amount of C$3.2 million (U.S.$2.8 million) in outstanding notes that bears interest at 6.45% per annum and interest on the notes must be paid monthly in cash. We must maintain a net cash balance of 110% of the outstanding principal amount of the notes. As at February 1, 2007, we were required to maintain a net cash balance of U.S.$3.0 million in accordance with the terms of the notes and we had a net cash balance of U.S.$26.2 million.

      Future issuances of our common shares could adversely affect the trading price of our common shares and could result in substantial dilution to our shareholders.

      We expect to issue substantial amounts of common shares in the future.

      As of January 31, 2007 we had:

      o     168.3 million common shares issued and outstanding;

      o 7.9 million common shares reserved for issuance upon the exercise of outstanding options granted under our stock option plans, which have a weighted average exercise price of C$2.94 per share;

      o in addition to the shares reserved for issuance upon the exercise of options outstanding that were granted under our stock option plans,
            1.6 million common shares reserved for future issuance under our stock option plans;

      o 31.9 million common shares reserved for issuance upon the exercise of warrants outstanding, which warrants have a weighted average exercise price of U.S.$0.95;

      o 0.2 million common shares reserved for issuance upon the exercise of directors' deferred share common shares granted under our directors' deferred share unit and stock plan, which have a fair market value of C$0.1 million;

      o in addition to the common shares reserved for issuance upon the exercise of directors' deferred share common shares referred to in the preceding bullet point, 6,530 common shares reserved for future issuance under our directors' deferred share unit and stock plan; and

      From January 31, 2007 to February 16, 2007, 0.6 million options to purchase our common shares were granted, no options were exercised, 15,000 options expired and 9,094 options were cancelled. No other material transactions have occurred subsequent to January 31, 2007.

      We may not regain compliance with NASDAQ's minimum share price requirements

      Failure to meet the applicable minimum share price requirements of NASDAQ could result in our common shares being delisted from NASDAQ. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than U.S.$1.00 per share. If the bid price falls below the U.S.$1.00 minimum for more than 30 consecutive trading days, we will have 180 days to satisfy the U.S.$1.00 minimum bid price for a period of at least ten trading days. From June 26, 2006 through February 16, 2007, our common shares have not traded above the U.S.$1.00 minimum bid.

      Our common shares were previously traded on The NASDAQ Global Market. On August 11, 2006, we announced that we had received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that for the 30 consecutive business days prior to such date, the bid price of our common shares closed below the minimum bid price of U.S.$1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5). It is NASDAQ's practice to issue a letter when a listed company does not meet the minimum bid price requirement. Under the rules of the NASDAQ, we were provided six months (180 calendar days), or until February 5, 2007, to regain compliance with the bid price requirement. On February 9, 2007, our common shares were transferred from

The NASDAQ Global Market to The NASDAQ Capital Market. As part of the transfer to The NASDAQ Capital Market, we have been provided an additional 180 calendar days, or until August 3, 2007, to regain compliance with the minimum bid price requirement.

      If at any time before August 3, 2007 the bid price of our common shares closes at U.S.$1.00 per share or more for a minimum of ten consecutive business days, we will regain compliance with such rules. If we do not regain compliance within the allotted time period, our common shares may be delisted.

      If delisted from The NASDAQ Capital Market, our common shares may be eligible for trading on other over-the-counter markets in the United States. There can be no assurance that our common shares will be eligible for trading on any such alternative markets in the United States. Although we may explore various actions to meet NASDAQ's minimum listing requirements, including effecting a share consolidation, if necessary, there is no guarantee that any such actions will be successful in bringing us into compliance with such requirements. In the event that we are not able to maintain our listing on The NASDAQ Capital Market or another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States. Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than The NASDAQ Capital Market.

      Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common shares are delisted from The NASDAQ Capital Market, the price of our common shares is likely to decline. In addition, a decline in the price of our common shares may impair our ability to obtain financing in the future.

      For additional risk factors relating to this offering, see "Risks Factors
- Risks Relating to our Securities" in the accompanying Prospectus and our Annual Information Form which is accessible at http://www.sedar.com.

                            EXCHANGE RATE INFORMATION

      The following table sets forth: (i) the noon exchange rates for one Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, as quoted by the Bank of Canada; (ii) the high and low noon exchange rates during such periods as quoted by the Bank of Canada; and (iii) the average noon exchange rates for such periods.

                                                     Year ended November 30,
                                                     -----------------------
                                                2006          2005         2004
Period End..............................       0.8760        0.8566       0.8401
High....................................       0.9099        0.8613       0.8493
Low.....................................       0.8522        0.7872       0.7159
Average.................................       0.8845        0.8259       0.7674

The average exchange rate is calculated based on the last business day of each month for the applicable period. On February 15, 2007 the noon exchange rate for one Canadian dollar, expressed in U.S. dollars quoted by the Bank of Canada was $0.8592. See "About This Prospectus Supplement".

                                 USE OF PROCEEDS

      The proceeds from the sale of the registrable common shares which are offered pursuant to this prospectus supplement are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of the registrable common shares by the selling shareholders. We received net proceeds of approximately U.S.$36,800,000 (C$43,233,083, based on the noon nominal exchange rate quoted by the Bank of Canada on October 7, 2005) from the sale of the notes on October 7, 2005.

                              SELLING SHAREHOLDERS

      The common shares being offered by the selling shareholders reflect common shares that have been issued, and those that are issuable, upon conversion or repayment of the notes which were issued by Vasogen Ireland Limited during the period that this prospectus supplement, including any amendments thereto, remains valid. For a description of the notes see "Description of the Notes" in the accompanying Prospectus and in our Annual Information Form. For a description of our common shares, see "Description of Share Capital" in the accompanying Prospectus. Subject to certain limitations, under the registration rights agreement between the selling shareholders and us, we have agreed to bear substantially all the fees and expenses in connection with the registration and sale of the registrable common shares by the selling shareholders. We have registered (for the purposes of applicable Ontario securities laws, are qualifying) the registrable common shares in order to permit the selling shareholders to offer the registrable common shares for resale from time to time. Except for the ownership of the notes of our subsidiary, the common shares and the warrants issued in connection with the notes (the "warrants"), the selling shareholders have not had any material relationship with us within the past three years.

      The selling shareholders may include transferees of the notes. In the event that a selling shareholder is a transferee of such securities, all required information relating to such selling shareholder will be included in a further prospectus supplement to the accompanying Prospectus or amendment. All of the selling shareholders are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or reside outside of Canada. Although each of the selling shareholders has appointed Vasogen Inc. at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, as its agent for service of process in the Province of Ontario, it may not be possible for investors to collect from the selling shareholders judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. In the event that the notes are transferred to a transferee who is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, such transferee, as a selling shareholder will be required to appoint Vasogen Inc. at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, or another person based in Ontario, as its agent for service of process in the Province of Ontario. Between December 21, 2004 and December 21, 2005, the selling shareholders acquired, in the aggregate, on repayment or conversion of the notes, a total of 0.9 million common shares at prices ranging from C$2.26 to C$2.63.

      The table below lists, in the first column, the selling shareholders. The second column lists the number of common shares beneficially owned by each selling shareholder, including common shares based on its ownership of the remaining U.S.$2.8 million notes and warrants outstanding, as of February 1, 2007, assuming conversion of all notes at U.S.$1.99 and exercise of the warrants held by the selling shareholders on that date (without regard to any limitations on conversions or exercise). The third column lists the number of common shares being offered by each selling shareholder pursuant to the offering, based on the selling shareholder's proportionate holdings of the aggregate notes outstanding. The fourth column assumes the sale of all of the common shares offered by the selling shareholders pursuant to this prospectus supplement.

      In accordance with the terms of the registration rights agreement, this prospectus supplement covers the resale of up to 10,000,000 common shares issuable upon conversion or repayment of the outstanding principal amount of the notes. This prospectus supplement does not cover the resale of warrant shares. The resale of warrant shares is covered by the amended and restated short form prospectus, dated August 11, 2006, which was filed with the Ontario Securities Commission, and the SEC on Form F-10, on August 11, 2006. Because the conversion price of the notes (currently U.S.$1.99 per common share) may be adjusted and we may elect to repay the notes in cash, the number of shares that will actually be issued may be more or less than the number of common shares being offered by this prospectus supplement. Under the terms of the notes, a selling shareholder may not convert the notes to the extent such conversion would cause such selling shareholder, together with its affiliates and joint actors, to beneficially own a number of common shares which would exceed 9.99% of our then outstanding common shares following such conversion, excluding for purposes of such determination common shares issuable upon conversion of the notes which have not been converted. The numbers of common shares in the second and third columns do not reflect this limitation. The selling shareholders may sell all, some or none of their common shares in this offering. See "Plan of Distribution".


---------------------------------------------------------------------------------------------------
                                    Number of
                                  Common Shares       Number of               Common Shares Owned
            Name of                Owned as at      Common Shares            After the Offering(4)
    Selling Shareholder(1)         February 1,     Being Offered(3)
                                     2007(2)
---------------------------------------------------------------------------------------------------
                                                                           Number                %
---------------------------------------------------------------------------------------------------

Kings Road Investments Ltd.(5)      8,931,549         6,125,000          2,806,549             1.67
---------------------------------------------------------------------------------------------------
Castlerigg Master Investments       2,916,424         2,000,000           916,424              0.55
   Ltd. (6)
---------------------------------------------------------------------------------------------------
Capital Ventures                    2,086,074         1,125,000           961,074              0.57
   International(7)
---------------------------------------------------------------------------------------------------
Smithfield Fiduciary LLC(8)         1,143,659          750,000            393,659              0.23

---------------------------------------------------------------------------------------------------


(1)   Held of record and beneficially owned, unless otherwise indicated.
(2) Reflects the number of common shares beneficially owned by each selling shareholder, including common shares based on its ownership of the notes and warrants, as of February 1, 2007, assuming conversion of all notes at U.S.$1.99 and exercise of the warrants held by the selling shareholders on that date (without regard to any limitations on conversions or exercise).
(3) The number of common shares being offered consists of the selling shareholder's portion of the 10,000,000 common shares being offered pursuant to this prospectus supplement. The portion of the common shares attributed to each selling shareholder is equal to the proportion of the notes held by each selling shareholder.
(4) We do not know when or in what amounts the selling shareholders may offer for sale the common shares pursuant to this offering. The selling shareholders may choose not to sell any of the shares offered by this prospectus supplement. Because the selling shareholders may offer all or some of the common shares pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the common shares, we cannot estimate the number of common shares that the selling shareholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling shareholders will have sold all of the common shares covered by this prospectus supplement upon the completion of the offering and will not, other than pursuant to the terms of the notes, have acquired additional common shares of Vasogen Inc.
(5) Kings Road Investments Ltd. ("Kings Road") is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund ("Master Fund"). Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited (the "Investment Managers"), Polygon Investments Ltd. (the "Manager"), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Kings Road. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road. The common shares listed in column 2 (other than the unissued common shares underlying the notes and the warrants) are beneficially owned by Kings Road Investments Ltd. The registered holder is UBS Securities LLC f/b/o Kings Road Investments Ltd. The common shares listed in column 3 include common shares held by Kings Road as of February 1, 2007, and common shares which may be issued to Kings Road in the future pursuant to the terms of the notes.
(6) Sandell Asset Management Corp. ("SAMC") is the investment manager of Castlerigg Master Investments Ltd. ("Master"). Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Master. Castlerigg International Ltd. ("Castlerigg International") is the controlling shareholder of Castlerigg International Holdings Limited ("Holdings"). Holdings is the controlling shareholder of Master. Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. The business address of each of these entities is as follows: c/o Sandell Asset Management Corp., 40 West 57th Street, New York, NY 10019, tel. 212.603.5700, fax 212.603.5710. SAMC, Mr.
      Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described. The common shares listed in column 2 (other than the unissued common shares underlying the notes and the warrants) are beneficially owned by Master. The common shares listed in column 3 include common shares held by Master as of February 1, 2007 and common shares which may be issued to Master in the future pursuant to the terms of the notes. Certain common shares beneficially owned by Master may be registered in the name of its broker for the benefit of Master.
(7) Capital Ventures International is affiliated with one or more registered broker dealers. Capital Ventures International purchased the common shares being registered hereunder in the ordinary course of business and had no prior arrangement with any other person to distribute such shares. Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. The common shares listed in column 2 (other than the unissued common shares underlying the notes and the warrants) are beneficially owned by Capital Ventures International. The common shares listed in column 3 include common shares held by Capital Ventures International as of February 1, 2007 and common shares which may be issued to Capital Ventures International in the future pursuant to the terms of the notes.

(8) Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield. The common shares listed in column 2 (other than the unissued common shares underlying the notes and the warrants) are beneficially owned by Smithfield Fiduciary LLC. The common shares listed in column 3 include common shares held by Smithfield Fiduciary LLC as of February 1, 2007 and common shares which may be issued to Smithfield Fiduciary LLC in the future pursuant to the terms of the notes.

                                 CAPITALIZATION

      Our consolidated capitalization as at November 30, 2006 is set out in our audited consolidated financial statements as at November 30, 2006 and for the years ended November 30, 2006, 2005, 2004 and for the period from December 1, 1987 to November 30, 2006 incorporated by reference herein.

      As at November 30, 2006, the carrying value of the notes was C$8.8 million (US$7.5 million). The outstanding principal at November 30, 2006 was C$9.6 (US $8.2 million). During the period from December 1 to January 31, 2007, we issued
0.6 million common shares for the December 1, 2006 twelve-day market price adjustment and 0.2 million common shares for the January 1, 2007 twelve-day market price adjustment and issued 5.3 common shares having an aggregate fair value of C$2.2 million (US$1.9 million) for the January 1, 2007 instalment principal payment. In addition, we applied the advance payment of common shares made on November 28, 2006 to settle the December 1, 2006 instalment principal payment of C$2.1 million (US$1.8 million). We recorded accretion expense of C$0.5 million during this period and recognized an aggregate loss of C$0.5 million on the extinguishment of the related principal portion of the notes. Accordingly, as at January 31, 2007, the outstanding principal amount and the carrying value of the notes were C$5.4 million (US$4.6 million) and C$5.2 million (US$4.4 million), respectively. In January 2007, in connection with the February 1, 2007 instalment principal payment on the notes, we issued 5.5 million common shares having an aggregate fair value of C$2.5 million (US$2.1 million) in advance of the February 1, 2007 instalment date. Accordingly, as at February 1, 2007, the outstanding principal amount of the notes was C$3.2 million (US$2.8 million).

      As at November 30, 2006, the carrying value of the equity component of the notes was C$1.6 million. As a result of the payments noted above, the equity component of the notes was reduced by C$0.7 million with an equivalent increase to contributed surplus. As at January 31, 2007, the carrying value of the equity component of the notes was C$0.9 million.

      As at November 30, 2006, our share capital was C$344.2 million and we had
156.7 million common shares issued and outstanding. As at January 31, 2007, our share capital was C$348.6 million and we had 168.3 million common shares issued and outstanding. The change resulted from the settlement of instalment principal repayments described above. No additional material activity has occurred from January 31, 2007 through to the date of this prospectus supplement.

      As at November 30, 2006, we had 29.3 million warrants outstanding with a carrying value of C$11.4 million. No additional material activity has occurred from November 30, 2006 through to the date of this prospectus supplement.

      As at November 30, 2006, we had 8.1 million options outstanding with a carrying value of C$10.7 million. For the period from December 1, 2006 to January 31, 2007 we issued no options and 0.3 million options expired or were cancelled. As at January 31, 2007, there were 7.9 million options outstanding. Subsequent to January 31, 2006 the Company issued an additional 0.6 million options.

      The principal amount of the notes is repayable in monthly instalments in cash or, at Vasogen Ireland Limited's election and subject to the satisfaction of certain conditions, by the issuance of common shares of Vasogen Inc. The principal amount outstanding on the notes will be fully repaid by April 1, 2007. From the date of issuance of the notes to February 1, 2007, we have issued 43.6 million common shares in connection with the repayment of the principal amount thereof, and 5.1 million warrants in connection with the terms of the notes. We may issue additional common shares in the future to repay any outstanding principal amount on the notes. The number of common shares that may be issued from time to time is dependant upon the election of Vasogen Ireland Limited to pay instalments in any combination of cash or common shares of Vasogen Inc. and, if an election is made to pay in common shares, the market price of our common shares at the time the instalment payment is made. The carrying amount of the notes at the time of each such issuance will be transferred to share capital at that time. If the stock price remains below US$1.00 per share, under the current terms of the notes, we will be unable to make any further acceleration payments on the notes.

      The terms of the notes and the warrants are more fully described in our Annual Information Form. Our accounting policy in accordance with Canadian generally accepted accounting principles with respect to the notes is more fully described in note 8 of our audited consolidated financial statements as at November 30, 2006 and 2005 and for each of the years in the three-year period ended November 30, 2006 and for the period from December 1, 1987 to November 30, 2006 incorporated by reference in this prospectus.

      Differences in our accounting policies between Canadian and United States generally accepted accounting principles as they relate to the notes and shareholders' equity included in our capitalization are set out in note 17 to our annual consolidated financial statements, incorporated by reference in this prospectus.

                              PLAN OF DISTRIBUTION

Offering

      This prospectus supplement permits the resale of the registrable common shares from time to time by the holders of the notes after the date of this prospectus supplement and until October 7, 2007. We will not receive any of the proceeds from the sale by the selling shareholders of the registrable common shares. We have paid all fees and expenses incident to our obligation to register the registrable common shares.

      The selling shareholders may sell all or a portion of the registrable common shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the registrable common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The registrable common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined by reference to the prevailing price of a specified security in a specified market, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

      o on any Canadian or United States securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

      o     in the over-the-counter market;

      o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

      o through the writing of options, whether such options are listed on an options exchange or otherwise;

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     short sales;

      o sales pursuant to Rule 144 under the Securities Act of 1933, as amended (the "1933 Act");

      o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      If the selling shareholders effect such transactions by selling registrable common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the registrable common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the registrable common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the registrable common shares in the course of hedging in positions they assume. The selling shareholders may also sell registrable common shares short and deliver registrable common shares to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge registrable common shares to broker-dealers that in turn may sell such registrable common shares.

      The selling shareholders may pledge or grant a security interest in some or all of the convertible notes, warrants, or registrable common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the registrable common shares from time to time pursuant to this prospectus supplement or any amendment to this prospectus supplement under Rule 424(b)(3), Rule 467 or other applicable provision of the 1933 Act (or equivalent under MJDS), amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus supplement. The selling shareholders also may transfer and donate the registrable common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus supplement.

      The selling shareholders and any broker-dealer participating in the distribution of the registrable common shares may be deemed to be "underwriters" within the meaning of the Securities Act (Ontario) (the "Securities Act"), and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the registrable common shares is made, a further prospectus supplement, if required, will be distributed which will set forth the aggregate amount of registrable common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

      Under the securities laws of some states, the registrable common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the registrable common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

      There can be no assurance  that any selling  shareholder  will sell any or
all  of  the  registrable  common  shares  registered   pursuant  to  the  shelf
registration statement, of which this prospectus supplement forms a part.

      The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the 1934 Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the registrable common shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the registrable common shares to engage in market-making activities with respect to the registrable common shares. All of the foregoing may affect the marketability of the registrable common shares and the ability of any person or entity to engage in market-making activities with respect to the registrable common shares.

      We have paid all expenses of the registration of the registrable common shares pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws and this prospectus supplement; however, a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the 1933 Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the 1933 Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus supplement, in accordance with the related registration rights agreements, or we may be entitled to contribution.

      Once sold under the shelf registration statement of which this prospectus supplement forms a part, the registrable common shares will be freely tradable in the hands of persons (other than, for U.S. securities law purposes, our affiliates and, for Canadian securities law purposes, members of a control block).

      All information omitted from this prospectus supplement will be contained in a further shelf prospectus supplement that will be delivered to purchasers together with this prospectus supplement and accompanying Prospectus. Each such shelf prospectus supplement will be incorporated by reference into this prospectus supplement as of the date of the shelf prospectus supplement and only for the purposes of the distribution to which the shelf prospectus supplement pertains.

      No underwriter or dealer involved in an "at the market distribution" as defined under applicable Canadian securities legislation, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution to effect any other transactions that are intended to stabilize or maintain the market price of the securities.

      The TSX has conditionally approved the listing of the registrable common shares. Listing is subject to Vasogen Inc.'s fulfilling all of the requirements of the TSX on or before March 30, 2007. Subject to the approval of the TSX, the registrable common shares will also be quoted on The NASDAQ Capital Market.

                        CERTAIN INCOME TAX CONSIDERATIONS

United States Federal Income Taxation

      The following discussion is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of common shares that are acquired in this offering. Except where otherwise stated, this discussion only applies to "U.S. Holders" (as defined below). This discussion only applies to holders who hold common shares as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended ("the Code"). This discussion assumes that we are not a "controlled foreign corporation" for U.S. federal income tax purposes. This discussion is intended for general information only and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a holder. Furthermore, the discussion does not address special situations that may apply to particular U.S. Holders including, but not limited to, holders subject to the U.S. federal alternative minimum tax, U.S. expatriates, dealers in securities, private foundations, traders in securities who elect to apply a mark-to-market method of accounting, financial institutions, banks, insurance companies, regulated investment companies, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) 10 per cent or more of the total combined voting power of all classes of our stock entitled to vote, U.S. Holders whose "functional currency" is not the U.S. dollar and persons who hold common shares in connection with a "straddle", "hedging", "conversion" or other risk reduction transaction. The following discussion also does not apply to tax-exempt entities except to the extent that certain matters are specifically addressed. This discussion does not address the tax consequences to U.S. Holders of common shares under any state, local, foreign and other tax laws and does not address any aspect of U.S. federal tax law other than income taxation. This discussion does not apply to Non-U.S. Holders (as defined below) except to the extent that certain matters are specifically addressed.

      The U.S. federal income tax consequences set forth below are based upon the Code, existing and proposed Treasury regulations promulgated thereunder, court decisions, revenue rulings and administrative pronouncements of the Internal Revenue Service (the "IRS"), all as in effect on the date hereof and all of which are subject to change or changes in interpretation. Prospective investors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below. No advance income tax ruling has been or will be sought or obtained from the IRS with respect to the tax consequences described below and, as a result, there can be no assurance that the IRS will take a similar view as to any of the tax consequences described in the summary.

      As discussed in more detail below, we were a passive foreign investment company ("PFIC") for our taxable year ended November 30, 2006 and earlier years and we believe that we may continue to be a PFIC with respect to the 2007 taxable year and potentially with respect to future years. If we are a PFIC, U.S. Holders of common shares will be subject to certain adverse tax rules (the "PFIC rules"), which are described below. A U.S. Holder who is exempt from U.S. federal income taxation will only be subject to the PFIC rules in the limited circumstances set out below (See "Tax Exempt Holders" below). The PFIC rules are extremely complex, and prospective investors are urged to consult their own tax advisers regarding the potential consequences to them of us being classified as a PFIC.

      As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

      o     an individual who is a citizen or resident of the United States;

      o a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

      o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

      o a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a U.S. person under the applicable Treasury regulations.

      If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is the holder of common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of common shares that is a partnership and partners in such partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of common shares.

      Prospective investors are urged to consult their own tax advisers with respect to the particular tax consequences to them of the purchase, ownership and disposition of common shares, including the tax consequences under any state, local, foreign and other tax laws.


      The Passive Foreign Investment Company Rules


      Classification as a PFIC

      Special adverse U.S. federal income tax rules apply to U.S. Holders directly or indirectly owning shares of a PFIC. However, it may be possible to mitigate these consequences by making a so-called Qualified Electing Fund election ("QEF election", in respect of which, see below). A U.S. Holder who is exempt from U.S. federal income taxation will only be subject to the PFIC rules in the limited circumstances set out below (See "Tax Exempt Holders" below).

      A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, either:

      o at least 75% of its gross income is "passive income" (referred to as the "income test"); or
      o on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

      For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation (a "25% related corporation"), the Non-U.S. corporation will be treated as if it held its proportionate share of the assets of the 25% related corporation and received directly its proportionate share of the income of that 25% related corporation. For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties and gains from the disposition of assets that give rise to passive income. However, for the purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly more than 50% of the voting power or value of stock of another corporation (a "50% related corporation") passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a 50% related corporation to the extent that amount is properly allocable to the income of the 50% related corporation that is not passive income.

      PFIC status will be determined on an annual basis at the close of each of our taxable years and will depend on the composition of our income and assets (and those of our related corporations) and the nature of our activities (and those of our related corporations) from time to time. As a result of earning passive income from investments prior to our receipt of other business revenues, we were a PFIC for our taxable year ended November 30, 2006 and earlier years, and it is possible that we will continue to be a PFIC with respect to the 2007 taxable year, and potentially with respect to future years.

      If we are classified as a PFIC for any taxable year during any part of which a U.S. Holder owns common shares, the U.S. Holder will, generally, be required to continue to treat us as a PFIC for the remainder of the U.S. Holder's holding period of such stock even if we cease to be a PFIC in a future year (this is commonly referred to as the "once a PFIC, always a PFIC" rule) unless such U.S. Holder has made (i) an effective QEF election or mark-to-market election with respect to the common shares (each as discussed below), or (ii) a deemed sale election with respect to the common shares on our ceasing to be a PFIC. Under a deemed sale election on us ceasing to be a PFIC, a U.S. Holder would recognize any gain on the common shares as if the common shares were sold at their fair market value at the last day of the last taxable year during which we were a PFIC ("the termination date"). Any gain recognized on the deemed sale would be treated as an "excess distribution" (in respect of which, see below). In this situation a U.S. Holder that recognizes gain on the deemed sale would increase its adjusted tax basis in the common shares by the amount of gain recognized. For purposes of the PFIC rules, an electing U.S. Holder would treat the holding period for the common shares as beginning on the day following the termination date. For other Code purposes, the holding period would include the period before the deemed sale.

      We intend to make available to U.S. Holders information as to our PFIC status and the PFIC status of any lower-tier non-U.S. subsidiary for any taxable year.

      In the absence of any election, a U.S. Holder of stock in a PFIC will be taxed under the generally unfavourable rules described below, including loss of favourable capital gains rates and the imposition of an interest charge, that apply if the U.S. Holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see "-- Consequences of PFIC Status -- Tax Treatment of Excess Distributions"). U.S. Holders may avoid most of these consequences by making a QEF election with respect to us, which will have the consequences described in "-- Qualified Electing Fund Election". As an alternative to making a QEF election, it may also be possible to avoid the "excess distribution rules" by making a "Mark-to Market election", which will have the consequences described in "-- Mark-to-Market Election".

      Consequences of PFIC Status

      If we are treated as a PFIC for any taxable year during any part of which a U.S. Holder owns common shares, the U.S. Holder generally will, in the absence of any election, be subject to a special tax regime in respect of "excess distributions" relating to such common shares. Excess distributions generally will include the gross amount of dividends or other distributions on the common shares in any taxable year to the extent the amount of such distributions exceeds 125 percent of the average distributions for the three preceding years or, if shorter, the holder's holding period. However, the amount of excess distributions will be zero for the taxable year in which the holder's holding period begins. In addition, gain on a sale or other disposition of common shares generally will be treated as an excess distribution. For this purpose, certain transfers of common shares that otherwise would qualify as tax free will be treated as taxable dispositions.

      As discussed in more detail below under "Qualified Electing Fund Election" and "Mark-to-Market Election", there are two alternative taxation regimes for PFICs that may be elected by U.S. Holders in respect of their common shares, subject to certain conditions.

      Tax Treatment of Excess Distributions

      Under the PFIC rules, a U.S. Holder will be required to allocate any excess distributions with respect to common shares to each day during the U.S. Holder's holding period for the common shares on a straight line basis. Any portion of the excess distribution that is allocable to the current year will be included in the U.S. Holder's gross income for the current year as ordinary income. Any portion of the excess distribution that is allocable to any other year will be taxable at the highest rate of taxation applicable to ordinary income for that year, without regard to the U.S. Holder's other items of income and loss for such year; and this tax will be increased by an interest charge computed by reference to the periods to which the tax is allocable and based on the rates generally applicable to underpayments of tax. Any such interest charge generally will be non-deductible interest expense for individual taxpayers. Accordingly, the PFIC rules effectively have no impact for U.S Holders who purchase and sell their common stock within the same taxable year, other than treating any gain recognized upon disposition as "ordinary income" rather than short term capital gain.

      Tax Exempt Holders

      Distributions with respect to ordinary shares, and gain realized from a sale of ordinary shares, held by a U.S. Holder that is exempt from U.S. federal income taxation will not be subject to tax as an "excess distribution" unless a dividend with respect to our ordinary shares would be taxable to the tax exempt U.S. Holder under the rules relating to unrelated business taxable income. Tax exempt holders are urged to consult their own tax advisor regarding the consequences to them of us being classified as a PFIC.

      Non-U.S. Holders

      For the purposes of this section, the term Non-U.S. Holder means:

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                                      S-18


      o an individual who is neither a citizen nor a resident alien of the United States for U.S. federal income tax purposes and is not subject to the special rules attributable to U.S. expatriates;

      o an entity classified as a corporation for U.S. federal income tax purposes that is neither created nor organized in or under the laws of the United States or any state thereof (including the District of Columbia), is not otherwise treated as a U.S. corporation for U.S. federal income tax purposes and is not a controlled foreign corporation for U.S. federal income tax purposes; and

      o     a trust or estate which is not a U.S. Holder (as defined above).

      A Non-U.S. Holder who is not engaged in the conduct of a trade or business in the United States will not be subject to the PFIC rules with respect to distributions on common shares held by it and gain realized from a sale of common shares held by it. However, the PFIC rules may apply to any direct or indirect interest holder or beneficiary of such Non-U.S. Holder where that interest holder is not itself a Non-U.S. Holder. Any Non-U.S. Holder with such direct or indirect interest holders or beneficiaries should consult with tax advisers with respect to the impact of the PFIC rules on such interest holders.

      If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is the holder of common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of common shares that is a partnership and partners in such partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of common shares.

      Lower-Tier PFICs

      If we are a PFIC and if one or more of our non-U.S. corporate subsidiaries were treated as a PFIC ("lower-tier PFICs"), U.S. Holders of common shares would be considered to own, and also would be subject to the PFIC rules with respect to, their proportionate share of the lower-tier PFIC stock that we own, regardless of the percentage of their ownership in us. In such circumstances a U.S. Holder of common shares could elect an alternative taxation regime in respect of its indirect ownership interest in a lower-tier PFIC, subject to certain conditions. See "Taxation of U.S. Holders of Common Shares--Lower-Tier PFICs."

      Taxation of U.S. Holders of Common Shares

      Taxation of Dividends

      If we were to make a distribution on the common shares, and if a U.S. Holder's holding period for its common shares includes any portion of a taxable year for which we were a PFIC (and provided that no deemed sale election was made by the U.S. Holder on our ceasing to be a PFIC), a portion of the distribution payable to the U.S. Holder will (subject to the definition of "excess distribution", as set out above) be subject to tax as an "excess distribution" under the PFIC rules, unless the U.S. Holder makes an "effective" QEF election or mark-to-market election (described below) in respect of its common shares.

      Apart from any portion of a distribution that constitutes an "excess distribution", distributions paid by us will be taxable as ordinary foreign source dividend income upon receipt to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In the event that the distributions on our common shares exceed the amount of our current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in the common shares, and thereafter as capital gain.

      Any  tax  withheld  by  Canadian  taxing   authorities   with  respect  to
distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us on our common shares will generally be treated for U.S. foreign tax credit purposes as foreign source "passive category income" or "general category income". The rules regarding U.S. foreign tax credits are very complex. U.S. Holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

      The gross amount of any taxable dividend will not be eligible for the dividends-received deduction generally allowed to U.S. Holders that are corporations. However, dividends in respect of our common shares paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2011 may qualify for preferential rates of U.S. federal income tax provided that (A) the dividends are not paid in respect of a taxable year for which we are a PFIC (including, possibly, years for which we are treated as a PFIC with respect to a U.S. Holder solely as a result of the "once a PFIC, always a PFIC" rule) and (B) either (i) the common shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of the income tax treaty between Canada and the United States (and, in either case, provided that certain other requirements, including with respect to a U.S. Holder's holding period for the common shares, are satisfied). We believe that our common shares currently are readily tradable on an established securities market in the United States. However, as stated above, we may be a PFIC for the 2007 taxable year and for future years.

      Taxable dividends paid in a currency other than the U.S. dollar will be included in the gross income of the U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividend, regardless of whether such currency is actually converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of the foreign currency will be ordinary income or loss, and will be U.S. source income or loss for U.S. foreign tax credit purposes.

      Taxation of Gain on Sale or Other Disposition

      If a U.S. Holder's holding period for its common shares includes any portion of a taxable year for which we were a PFIC (and provided that no deemed sale election was made by the U.S. Holder subsequent to our ceasing to be a
PFIC), any gain realized by the U.S. Holder on a sale or other disposition of the common shares will be subject to tax as an "excess distribution" under the PFIC rules, unless the U.S. Holder makes an "effective" QEF election or a mark-to-market election (described below) with respect to the common shares.

      If we are not treated as a PFIC at any time during which a U.S. Holder owns common shares or a deemed sale election has been made by the U.S. Holder on our ceasing to be a PFIC, the U.S. Holder will recognize capital gain or loss on a sale or other disposition of the common shares of an amount equal to the difference, if any, between the amount realized on the sale or other taxable disposition and such holder's adjusted tax basis in the common shares. Any such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the holding period for the common shares exceeds one year at the time of disposition. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of the common shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

      Qualified Electing Fund Election

      The special PFIC rules described above for "excess distributions" will not apply to a U.S. Holder if the U.S. Holder makes a QEF election for the first taxable year of the U.S. Holder's holding period for the common shares during which we are a PFIC and we comply with specified reporting requirements. A QEF election can also be made subsequent to the first taxable year of the U.S. Holder's holding period for the common shares during which we are a PFIC but such an election will only result in the "excess distribution" rules not applying if the QEF election is made combined with a special deemed sale election with respect to the common shares under which the U.S. Holder would recognize any inherent gain in the common shares determined on the first day of the taxable year in respect of which the QEF election was made as an "excess distribution" and, thereafter, the "excess distribution" rules would not apply to the common shares. In this situation, a U.S. Holder's adjusted tax basis in the common shares subject to the election would be increased by the amount of gain recognized as a result of the election.

      A U.S. Holder that makes a QEF election with respect to us will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (both as determined under U.S. federal income tax principles), at ordinary income and capital gain rates, respectively, for each of our taxable years in which we qualify as a PFIC and as to which the QEF election is effective, regardless of whether the U.S. Holder receives any distributions from us. The U.S. Holder's adjusted tax basis in its common shares will be increased to reflect the income inclusions resulting from the QEF election. A U.S. Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our undistributed ordinary earnings and undistributed net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to U.S. Holders that are not corporations. Distributions of income that previously have been taxed will result in a corresponding reduction of basis in the common shares and will not be subject to tax again as a distribution to the U.S. Holder.

      We intend to comply with all applicable record-keeping, reporting and other requirements so that each U.S. Holder may make a QEF election with respect to us. A QEF election applies to all future years of an electing U.S. Holder, unless revoked with the IRS's consent.

      Mark-to-Market Election

      If we are a PFIC, a U.S. Holder of common shares that constitute "marketable stock" may, as an alternative to the QEF election, avoid the "excess distribution rules", at least in part, by electing under the PFIC rules to recognize any gain or loss on its common shares on a mark-to-market basis at the end of each taxable year, so long as the common shares are regularly traded on a qualifying exchange. Under applicable Treasury regulations, a "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934, as amended (the "1934 Act") and certain foreign securities exchanges.
Currently, our common shares are traded on NASDAQ, which is a "qualified exchange." Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. Holders that our common shares will be treated as regularly traded stock.

      If a mark-to-market election is made subsequent to the first taxable year during the taxpayer's holding period that we are treated as a PFIC, the election would require the U.S. Holder to recognize inherent gain in the common shares as an "excess distribution" determined on the basis of the fair market value of our common shares on the last day of the taxable year in respect of which such election is made. In this situation, a U.S. Holder's adjusted tax basis in the common shares subject to the election would be increased by the amount of gain recognized as a result of the election.

      If the mark-to-market election is available and validly made, the electing U.S. Holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis in the stock, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election. If a mark-to-market election under the PFIC rules is made, the "excess distribution" rules will not apply to amounts received with respect to the common shares from and after the effective time of the election, and any mark-to-market gains or gains on disposition will be treated as ordinary income for any year in which we are a PFIC. Mark-to-market losses and losses on disposition will be treated as ordinary losses to the extent of the U.S. Holder's prior net mark-to-market gains. Losses in excess of prior net mark-to-market gains will generally not be recognized.

      A mark-to-market election under the PFIC rules applies to all future years of an electing U.S. Holder during which the stock is regularly traded on a qualifying exchange, unless revoked with the IRS's consent. However, a U.S. Holder will not include mark-to-market gain or loss under the PFIC rules with respect to common shares for any taxable year that we are not a PFIC with respect to the U.S. Holder. Furthermore, see below "Lower-Tier PFICs" for the implications for a U.S. Holder making a mark-to market election of any of our subsidiaries being PFICs.

      Lower-Tier PFICs

      If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders of common shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. Holder of common shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. Holder disposes of all or part of its common shares. If a valid QEF election was made in respect of a lower-tier PFIC, a U.S. Holder would be subject to the QEF rules described above with respect to the U.S. Holder's pro rata share of the ordinary earnings and net capital gains of the lower-tier PFIC, and our earnings which are attributable to distributions from the lower-tier PFIC that had previously been included in the income of an electing U.S. Holder under the QEF rules would generally not be taxed to the U.S. Holder again. We intend to comply with all applicable record-keeping, reporting and other requirements so that each U.S. Holder may make a QEF election with respect to any lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to common shares would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC.

      Consequently, U.S. Holders of common shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. Holder made a mark-to-market election under the PFIC rules in respect of the common shares and made a QEF election in respect of a lower-tier PFIC, that U.S. Holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. Holders are urged to consult their own tax advisers regarding the issues raised by lower-tier PFICs.

      Reporting

      A U.S. Holder who owns common shares during any year that we are a PFIC may need to file an IRS Form 8621 in respect of such common shares.

      United States Information Reporting and Backup Withholding

      Dividend payments made to a U.S. Holder of common shares and proceeds of a sale or other disposition of common shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding (currently at a rate of 28%). Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of non-U.S. status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

      Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

      Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Canadian Federal Income Tax Considerations For United States Residents

      The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our common shares acquired pursuant to this amended and restated short form prospectus by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (i) is not resident, or deemed to be resident in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) holds our common shares as capital property and (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (the "Convention"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Our common shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Our common shares will generally not be capital property to holders that are "financial institutions" (as defined in the Tax Act). Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a "U.S. Shareholder" or "U.S. Shareholders". This summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisers.

      This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof ("Regulations"), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Convention and our counsel's understanding of the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or
anticipate  any  changes  in  law  or  administrative   practices,   whether  by

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                                      S-22

legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

      For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Shareholder and no representation with respect to the federal income tax consequences to any particular U.S. Shareholder or prospective U.S. Shareholder is made. The tax consequences to a U.S. Shareholder will depend on the holder's particular circumstances. Accordingly, U.S. Shareholders should consult with their own tax advisers for advice with respect to their own particular circumstances.

Dividends

      Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment, or in satisfaction of, dividends on our common shares to a U.S. Shareholder will be subject to Canadian withholding tax. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Shareholder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company, which owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

      A U.S. Shareholder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of our common shares, unless the shares constitute "taxable Canadian property" to the U.S. Shareholder at the time of disposition and the U.S. Shareholder is not entitled to relief under the Convention. Generally, common shares will not constitute taxable Canadian property to a U.S. Shareholder provided such shares are listed on a prescribed stock exchange (which currently includes the TSX and NASDAQ) at the time of the disposition and, at no time during the 60-month period immediately preceding the disposition, has the U.S. Shareholder, persons with whom the U.S. Shareholder does not deal at arm's length, or the U.S. Shareholder together with such persons owned 25% or more of the issued shares of any series or class of our capital stock. If our common shares constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. These documents are also available through the Internet on SEDAR which can be accessed at http://www.sedar.com. Our common shares are quoted on NASDAQ and certain of our filings with the SEC are also available through The NASDAQ Stock Market, Inc. website at http://www.NASDAQ.com.

                       DOCUMENTS INCORPORATED BY REFERENCE

      Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada and filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Jacqueline Le Saux, our Vice-President, Corporate & Legal Affairs, at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, telephone: (905) 817-2000. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

      The following documents filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement:

(a) our management proxy circular dated February 9, 2006, relating to our annual and special meeting of shareholders to be held on March 22, 2006;

(b) our comparative audited consolidated financial statements and the notes thereto as at November 30, 2006 and 2005 and for each of the years ended November 30, 2006, 2005 and 2004, and for the period from December 1, 1987 to November 30, 2006 together with the auditor's report thereon dated January 30, 2007;

(c) management's discussion and analysis of financial condition and results of operations for our year ended November 30, 2006; and

(d)           our Annual Information Form.

      All documents of the type referred to above, and all material change reports (excluding confidential material change reports) which we file with securities regulatory authorities in Canada subsequent to the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference in this prospectus supplement. Each prospectus supplement filed will be incorporated by reference into the Prospectus accompanying this prospectus supplement for the purposes of securities legislation as of the date of this prospectus supplement and only for the purposes of the distribution of the common shares to which the prospectus supplement pertains. In addition, to the extent that any such documents referred to above are also filed with, or furnished to, the SEC after the date of this prospectus supplement and prior to the termination of this offering, such documents shall be deemed to be incorporated by reference as exhibits to the registration statement of which this prospectus supplement forms a part.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this prospectus supplement.

         Upon a new annual information form and the related annual audited consolidated financial statements filed by us with, and where applicable, accepted by, the applicable securities authorities during the currency of this prospectus supplement, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of common shares hereunder.

       LIST OF DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

      The following documents have been filed with the SEC as part of the registration statement of which this prospectus supplement and the accompanying Prospectus form a part: the documents referred to under the heading "Documents Incorporated by Reference"; consent of KPMG LLP; and powers of attorney.

                                  LEGAL MATTERS

      Certain legal matters in connection with the common shares offered hereby will be passed upon for us by McCarthy Tetrault LLP, our Canadian counsel, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. counsel. Schulte Ruth & Zabel LLP is counsel to the selling shareholders. At the date hereof, lawyers with McCarthy Tetrault LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP own, respectively, directly or indirectly, in the aggregate, less than one percent of any of our securities or the securities of our associates or affiliates.

                          PURCHASERS' STATUTORY RIGHTS

      Securities  legislation  in certain of the  provinces and  territories  of
Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT



The Board of Directors of
Vasogen Inc. (the "Company")

We have read the Prospectus Supplement dated February 16, 2007 to the Short Form Base Shelf Prospectus dated January 5, 2006 (collectively, the "Prospectus") related to the secondary offering of 10,000,000 common shares of the Company issuable upon conversion or repayment of the notes. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at November 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2006 and for the period from December 1, 1987 to November 30, 2006. Our report is dated January 30, 2007.

"KPMG LLP"

Chartered Accountants

Toronto, Ontario
February 16, 2007